Quarterly Review - December 31, 2007
FMI Focus Fund
Investment Objective
Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.
Manager - The FMI Focus Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC. Both firms are 100% employee owned.
Investment Professionals - Richard E. Lane, CFA and Glenn Primack of Broadview Advisors, LLC are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund invests in stocks of companies of all sizes, but primarily invests in small- to mid-capitalization (i.e., less than $5.0 billion of market capitalization) companies, which have substantial capital appreciation potential. Many of these companies have little or no following by the major stock brokerage firms. We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects. The Fund takes a "focused" approach to investing, meaning the Fund conducts extensive research (i.e. focuses) on each prospective investment before purchasing.
Fund Information
Inception Date	12/16/1996
Net Assets	$849.6 million
Net Asset Value	$31.07
Expense Ratio	1.52%
Ticker	FMIOX
Top Ten Holdings
Charles River Laboratories Int'l, Inc.	3.6%
Dresser-Rand Group, Inc.	3.0%
Altera Corp.	2.6%
Beckman Coulter, Inc.	2.6%
Arrow Electronics, Inc.	2.4%
Cytec Industries Inc.	2.4%
iShares S&P SmallCap 600 Index Fund	2.3%
Celanese Corp.	2.3%
Molex Inc. Cl A	2.2%
Bemis Company, Inc.	2.1%
Portfolio Characteristics
Weighted average market cap	$3.7 billion
Median market cap	$2.7 billion
P/E ratio (forward 4 quarters)	15.2x
Estimated L-T earnings growth rate	14.0%
Number of holdings	71
Top Ten Sectors
Performance	Q4 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-4.16%	3.38%	6.95%	14.17%	14.82%	19.16%
Russell 2000 Index[1]	-4.58%	-1.57%	6.80%	16.25%	7.08%	8.69%
Russell 2000 Growth Index[2]	-2.10%	7.05%	8.11%	16.50%	4.32%	5.23%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Like many of you, we have read about the current U.S. economic slowdown, the housing debacle, the global credit crunch, and the increase in food and energy prices. The upcoming election also adds uncertainty to an already jittery market. We have most of the issues in focus, and are sticking to our fundamental approach (see past Letters to Shareholders). The weak market is creating many opportunities. Our candidate list has rarely been broader, but we will be patient putting our extensive cash reserves to work. We like our position.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.